Exhibit 99.1

Santiago, April 12, 2023

Mrs.

Solange Berstein Jáuregui

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mrs President,

In compliance with the provisions of article 9 and subsection 2 of article 10 of Law No. 18,045, on the Securities Market, and General Rule No. 30 of the Commission for the Financial Market (hereinafter , the “CMF”) modified by General Rule No. 486 of August 31, 2022, duly empowered to that effect, hereby report as a Material Fact regarding Banco Santander-Chile (hereinafter, the “Bank”) with the purpose of disclosing in a truthful, sufficient and timely manner the essential facts and information related to the Bank, its businesses and the securities issued by it that are subject to public offering, the following:

As of today, April 12, 2023, and with a settlement date of April 19, 2023, a bond in dollars was issued through our EMTN program for an amount of USD 30,000,000, maturing on April 19, 2024 at a placement rate of 5.837%.

Sincerely,

Patricia Pérez Pallacán

Head of ALM

C.c:

- Stock Exchange

- Chilean Electronic Exchange